[Letterhead of Media Sciences International

8 Allerman Rd.

Oakland, NJ 07436

P: 201.677.9311

F: 201/677.1440

mediasciences.com]

January 19, 2010

VIA FACSIMILE & EDGAR

Attn. John Hartz, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4631

Washington, DC, 20549

RE:	Media Sciences International, Inc.

Form 10-K for Fiscal Year Ended June 30, 2009

File No. 1-16053

Dear Mr. Hartz:

Media Sciences International, Inc, (the "Company") is in receipt of your comment letter dated January 7, 2010. We appreciate your review comments and the opportunity it affords us to improve the quality of our public disclosure.

Below are our responses to the comments and questions raised in your letter:

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009

Liquidity and Capital Resources, page 32.

1.

As suggested, to the extent that future non-compliance of any of our debt covenants is reasonably likely, our future filings in this section of MD&A will disclose and discuss the specific terms of such covenants as well as the terms of our most significant and restrictive covenants, including actual ratios, amounts, and the risks and potential consequences of non-compliance.

Goodwill and Impairments, page 37.

2.

In its 2009 testing of goodwill for impairment, the Company evaluated available fair value evidence, including that implied by the Company’s stock price, a recently received stock purchase offer rejected by the Company’s board, and a valuation assessment based on a discounted cash flow analysis.

Based on a review of the Company’s stock trading activity over the relevant period, including bid-ask spreads and the significant decline in the Company’s trading volumes, as suggested in the guidance provided in ASC 820-10, formerly FSP FAS No. 157-3 and 157-4, we concluded that it would not be appropriate to place reliance on the Company’s stock prices as being representative of the Company’s fair value. In particular, we noted the existence of 5 of the 8 factors that entities are directed to evaluate under FSP FAS No. 157-3 paragraph 12 as indicators that volume had significantly decreased and transactions may not be orderly. Accordingly, for this measurement period we placed greater reliance on the non-public purchase offer and discounted cash flow (DCF) analysis as better indicators of fair value, as suggested by ASC 820-10-35 (formerly paragraph 9 of FAS No. 157).

3.

In future filings, we will apply specific disclosures suggested in this keyed comment, consistent with the guidance provided in Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 2. Management’s Discussion and Analysis, page 22

4.

The table provided in the referenced page of MD&A was not intended to be a non-GAAP measure as it summarized GAAP information directly obtainable from sections of the Cash Flows from Operating Activities within the Statement of Cash Flows. Specifically, the non-cash items referenced in the table were summarized from all of the non-cash sources and uses of cash detailed as “Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities” as highlighted below:

MEDIA SCIENCES INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$ (259,229)	$ 477,395
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	230,711	224,905
Stock-based compensation expense	186,805	155,411
Deferred income taxes	(82,419)	369,345
Impairment charge	(20,059)	–
Provision (benefit) for inventory obsolescence	(26,929)	29,239
Provision for product warranties	–	6,897
Provision for returns and doubtful accounts	3,809	34,677
Amortization of debt discount on convertible debt	32,679	–
Loss on change in fair value of warrant liabilities	19,167	–
Changes in operating assets and liabilities:
Accounts receivable	(99,719)	(61,911)
Inventories	(19,927)	1,754,983
Income taxes	3,253	–
Prepaid expenses and other current assets	138,598	(38,376)
Accounts payable	83,734	(1,587,317)
Accrued compensation and benefits	(251,589)	(212,026)
Other accrued expenses and current liabilities	(65,930)	(692,326)
Deferred rent liability	(19,332)	(6,689)
Deferred revenue	(97,718)	(96,742)
Net cash provided (used) by operating activities	(244,095)	357,465

Further, the only adjustment to the presented data was the elimination of a non-recurring litigation (income) settlement and its related tax effect in fiscal 2008 that met the exception described in Rule 10(e)(1)(ii)(B). That is, this 2008 gain met the requirements of infrequent and unusual as it is unlikely to recur within two years and there was no similar gain within the prior two years.

All this said, we do recognize in hindsight that in our summarization of the GAAP operating cash flow data that it may not have been clear to the reader of our MD&A that we were summarizing the sectional elements of the cash flows from operations. In the future we will strive to make this clearer by also summarizing the “Changes in operating assets and liabilities” and totaling the amounts to the “Net cash provided (used) by operating activities” as follows:

	Three Months Ended September 30,		Non-recurring litigation settlement*	Pro forma
	2009	2008		2008	Change
Reported GAAP net income / (loss)	$ (259,229)	$ 477,395	$ (990,000)	$ (512,605)	$ 253,376
Non-cash items *	343,764	820,474	(510,000)	310,474	33,290
Cash basis net income /(loss)	84,535	1,297,869	(1,500,000)	(202,131)	286,666
Change in operating assets & liabilities	(328,630)	(940,404)	--	(940,404)	611,774
Net cash provided (used) by operations	$ (244,095)	$ 357,465	$ (1,500,000)	$ (1,142,535)	$ 898,440

* per Condensed Consolidated Statements of Cash Flows. 2008 adjusted to remove $510,000 estimated deferred income tax associated with the $1.5 million litigation settlement. See paragraph two under the heading "Liquidity and Capital Resources" on page 26.

We do believe the summarization of the elements of GAAP operating cash flow do provide users of our financial statements with greater transparency regarding the Company’s operating performance and its liquidity and capital resources. Accordingly we have tried to consistently evaluate and discuss in greater detail in our Liquidity and Capital Resources section of MD&A the significant trends and changes in these elements of our operating cash flows.

Please advise if upon review you feel this additional analysis of the Company’s GAAP cash flows from operations do not meet the Rule 10 standards. We could certainly provide a less dissecting analysis and discussion on the Company’s results of operations and drivers of liquidity, but believe there is utility to the users of our financial statements in a discussion and analysis of the elements comprising the Company’s cash flow from operating activities.

If in the future we provide non-GAAP measures, we will comply with the provisions of Section 10(e) of Regulation S-K.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we appreciate your review comments and the opportunity it affords us to improve the quality of our public disclosure.

Sincerely,

/s/ Kevan D. Bloomgren

Kevan D. Bloomgren

Chief Financial Officer